Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
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Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

[redacted]

07027397

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

October 5, 2007

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 0 9 2007
WASH, D.C.
185
SECTION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated October 5, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
OCT 2 3 2007

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **October 5, 2007**

CONNACHER OIL AND GAS LIMITED STEAMING ALL 15 SAGD WELL PAIRS

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces today that it has successfully commenced steam injection on all fifteen steam-assisted gravity drainage ("SAGD") well pairs at Great Divide Pod One, the company's first 10,000 barrel per day oil sands project located approximately 50 miles south of Fort McMurray, Alberta. The company met its timeline in achieving steam injection in all 30 wells (15 well pairs).

The well pairs are located on two "pads" or large wellsites, which include not only wellheads but gathering, measurement and monitoring equipment, all of which is fully functional and operating. Initial downhole monitoring suggests that heating of the reservoir has started as planned. The company will continue circulating steam into both horizontal injection wells and horizontal producer wells into December 2007, which is intended to result in even heating of the bitumen and the reservoir along all wellbores. At that time, the horizontal producing wells will be converted to full time production and the intended bitumen ramp up to 10,000 barrels per day will commence.

This pre-heating or steam circulation phase is necessary to enhance the likelihood that each well pair achieves maximum productivity and recovery of bitumen over time. Both this well steaming operation and the earlier plant commissioning operations have gone exceptionally well, with little in the way of upsets; allowing the company to continue to meet its previously established schedule.

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law including: anticipated bitumen production rates and the timeline for first production at Great Divide Pod One. Forward-looking statements are frequently characterized by words such as "plan", expect", "project", "intend", "believe", anticipate", estimate", "may", "will", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

END